 Exhibit 99.1

Cardiome announces settlement of debt and termination of line of credit with Merck

VANCOUVER, March 4, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced it has made the final payment to Merck, known as MSD outside the United States and Canada, of $13 million (currency in U.S. dollars) which has been accepted by Merck as full and final settlement of all amounts owing under the line of credit stemming from the companies' collaboration and license agreement for vernakalant, signed in April 2009.  Under the terms of the December 10, 2012, settlement agreement between the companies, upon payment of $20 million by Cardiome to Merck on or before March 31, 2013, Cardiome's outstanding debt of $50 million owed to Merck would be settled. Previously, Cardiome made an initial payment of $7 million to Merck.  Today's final payment of $13 million concludes Cardiome's total payment of $20 million to Merck and consequently terminates the credit facility and releases and discharges the collateral security Merck had taken in respect of the advances under the line of credit.

As part of the settlement agreement, Cardiome shall purchase, in the amount of an additional $3 million, and take delivery of, vernakalant IV finished goods inventory and IV and oral active pharmaceutical ingredient (API).  Cardiome expects the IV materials would support ongoing commercialization of BRINAVESS™ (vernakalant intravenous or IV).  Vernakalant oral API is expected to be sufficient to support potential clinical trials that may be conducted in the foreseeable future.

"I am pleased by the progress we are making as we execute the multi-step process to transfer vernakalant back to Cardiome," stated William Hunter, M.D., interim CEO of Cardiome. "In the coming months we will be establishing a small, direct Cardiome sales force to promote BRINAVESSTM product sales in Europe and we will begin planning our regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of atrial fibrillation."

Vernakalant IV is marketed under the brand name BRINAVESS™ and is approved in the European Union and certain other markets worldwide for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less.  Vernakalant IV is not approved for use in the United States or Canada.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:52e 04-MAR-13